Contact

www.linkedin.com/in/charles-piccoli-8214b516 (LinkedIn)

Top Skills

Accounting
SAP Products
Financial Analysis

Charles Piccoli

Vice President Finance at CLUSTER
Wilton

Summary

Experienced SAP Lead with a demonstrated history of working in the insurance industry. Skilled in Microsoft Excel, Corporate Finance, Accounting, Capital Markets, and Financial Accounting. Strong business development professional with a Bachelor's degree focused in Accounting and Finance from Pace University.

Experience

AIG Global Capital Markets
SAP Business Lead
June 2015 - Present (6 years)
Wilton, CT

CLUSTER
Vice President Finance
January 2018 - Present (3 years 5 months)
Greater New York City Area

AIG Financial Products
7 years 1 month

GL Operations Manager
March 2012 - June 2015 (3 years 4 months)
Wilton, CT

SEC Financial Reporting and Technical Accountant
June 2008 - March 2012 (3 years 10 months)
Wilton, CT

Education

Pace University
Bachelor's degree, Accounting and Finance · (2003 - 2008)